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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                          BIRMINGHAM STEEL CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    091250100
                                 (CUSIP Number)

                               Gene T. Price, Esq.
                                Burr & Forman LLP
                           Suite 3100 SouthTrust Tower
                           420 North Twentieth Street
                              Birmingham, AL 35203
                                 (205) 251-3000
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                               September 17, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



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         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]



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                             13D - AMENDMENT NO. 4

The undersigned hereby amend their Schedule 13D Statement dated July 29, 1999, as amended by Amendment No. 1 dated August 16, 1999, as amended by Amendment No. 2 dated August 24, 1999, as further amended by Amendment No. 3 dated September 10, 1999 (the "Schedule 13D"), relating to the common stock, par value $.01 per share, of Birmingham Steel Corporation as set forth herein. Unless otherwise indicated, all defined terms used herein shall have the meaning ascribed to them in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND

         No material change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No material change.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended to add the following:

          The Group will also solicit proxies to execute a written consent on behalf of the Company's shareholders. The written consent action will seek to remove and replace the Company's current Board of Directors with the Group's director nominees. By letter to the Company dated September 17, 1999, James A. Todd, Jr. indicated the intent of the Group to act by written consent and requested the Board of Directors set a record date for the consent action pursuant to Article IV,
          Section 5, Paragraph B of the Company's Bylaws. A copy of the letter is attached hereto as Exhibit I.

          The Company is currently negotiating with lenders who are parties to the Company's $300,000,000 Revolving Credit Agreement and two Note Purchase Agreements pursuant to which notes in the aggregate principal amounts of $150,000,000 and $130,000,000 have been issued by the Company. By letter dated September 17, 1999, the Group requested that in connection with these negotiations, the Company have the Revolving Credit Agreement and Note Purchase Agreements amended to eliminate the event of default and put options, respectively, that occur upon a change of control resulting from a replacement of a majority of the board of directors without the current board's consent. A copy of the letter is attached hereto as Exhibit J.



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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         No material change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No material change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     ITEM 7 is hereby amended to add the following:

     Exhibit I: Letter to Company dated September 17, 1999 noticing Group's intent to seek written consent action and requesting Board of Directors set consent action record date.

     Exhibit J:     Letter to Company dated September 17, 1999 from Group
                    requesting Company negotiate change of control provisions in
                    Company debt instruments.
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 21, 1999

                               THE UNITED COMPANY

                               By: /s/  James W. McGlothlin
                                   ---------------------------------------------
                                        James W. McGlothlin
                                        President

                               UNITED MANAGEMENT COMPANY, LLC

                               By: /s/  Lois A. Clarke
                                   ---------------------------------------------
                                        Lois A. Clarke
                                        President and Managing Director

                               UNITED OPPORTUNITIES FUND, LLC
                               By:      United Management Company, LLC
                                        Its Managing Member

                                        By: /s/  Lois A. Clarke
                                            ------------------------------------
                                                 Lois A. Clarke
                                                 President and Managing Director

                               THE SUMMIT FUND, LLC
                               By:      United Management Company, LLC
                                        Its Managing Member

                                        By: /s/  Lois A. Clarke
                                            ------------------------------------
                                                 Lois A. Clarke
                                                 President and Managing
                                                 Director

                               UC INVESTMENT TRUST

                               By: /s/  Lois A. Clarke
                                   --------------------------------------------
                                        Lois A. Clarke
                                        President
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                                   /s/ Nicholas D. Street
                                   --------------------------------------------
                                   Nicholas D. Street


                                   /s/ James W. McGlothlin
                                   --------------------------------------------
                                   James W. McGlothlin


                                   /s/ Lois A. Clarke
                                   --------------------------------------------
                                   Lois A. Clarke


                                   /s/ James A. Todd, Jr.
                                   --------------------------------------------
                                   James A. Todd, Jr.


                                   /s/ Mark A. Todd
                                   --------------------------------------------
                                   Mark A. Todd


                                   /s/ John D. Correnti
                                   --------------------------------------------
                                   John D. Correnti


                                   /s/ Paul Ekberg
                                   --------------------------------------------
                                   Paul Ekberg